Mail Stop 3720

July 20, 2007

Via U.S. Mail and Fax
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

> RE: **Stonemor Partners L.P.**
>   **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006**
>   **Filed March 19, 2007 and April 30, 2007, respectively**
>   **File No. 0-50910**

Dear Mr. Shane:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Consolidated Statement of Cash Flows, page 63

1. Please explain to us how you are currently presenting changes in balance sheet items such as "deferred cemetery revenue", "deferred selling and obtaining costs," "non-controlling interest in perpetual care trusts" and "merchandise and perpetual care trust investments" in line items classified within cash provided by operating activities on the cash flow statement. It is not clear if your net presentation, with all activities being classified within operating activities, is in compliance with the requirements of SFAS No. 95 "Statement of Cash Flows".

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies, page 66

2. As your investments in your Merchandise and Perpetual Care Trusts are material, please disclose your accounting policies used for these investments and the methods of applying these policies that materially affect the determination of financial position, cash flows, or results of operations.

Cemetery Operations, page 66

3. We note your disclosure with regards to the deferred direct obtaining costs. In view of the fact that you are not an insurance company, tell us your basis to defer these costs under SFAS 60. Also, identify for us each of the cost elements comprising deferred costs.

Deferred Cemetery Revenues, Net, page 67

4. Tell us how you ensure appropriate recognition of deferred obtaining costs in your income statement. Tell us if you are able to directly relate each element of deferred acquisition cost with a corresponding contract. Please cite the accounting guidance used as the basis for your policy and include this disclosure in future filings.

Merchandise Liability, page 68

5. We note your discussion concerning pre-need cemetery merchandise and services on pages 36-37 and your policy footnote disclosures. Please disclose and explain to us why the sum of the amount of your merchandise liability and the amount of deferred merchandise trust revenue reported in footnote 10 does not equal the amount of your merchandise trust asset in 2006.

Mr. William R. Shane
Stonemor Partners L.P.
July 20, 2007
Page 3

<u>Segment Reporting and Related Information, page 69</u>

6. We note that you have one reportable segment - death care services. However, we
    also note that you operate cemeteries in distinct geographical areas of the country.
    Please explain to us your full consideration of the guidance in SFAS No. 131 when
    concluding that you have one reportable segment. Please separately address each of
    the following issues when responding to this comment.
    a. Identify for us your chief operating decision maker.
    b. Provide us an organizational chart of the Company that identifies the various
        levels of management and summarizes their responsibilities.
    c. Describe for us the management reports reviewed by the Chief Operating
        Decision Maker and explain how he uses them. Specifically discuss the measure
        of profit and loss reviewed by the CODM.
    d. Identify for us your operating segments and explain how they were determined.
        Refer to paragraph 10 of SFAS No. 131.
    e. If you have aggregated several operating segments into one reportable segment,
        explain to us how you met the criteria for aggregation in paragraph 17 of SFAS
        131, including the requirement that the segments have similar economic
        characteristics.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested supplemental information. Please file your
response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director